UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                               MOVADO GROUP, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   624580-10-6
                                 (CUSIP Number)


                     Gedalio Grinberg c/o Movado Group, Inc.
                                125 Chubb Avenue
                           Lyndhurst, New Jersey 07071
                            Tel. No.: (201) 460-4800
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 20, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 624580-10-6                                         PAGE 2 OF 39 PAGES
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Grinberg Partners L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,545,500
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,545,500

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,545,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.16%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP NO. 624580-10-6                                         PAGE 3 OF 39 PAGES
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Grinberg Group Partners

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,545,500
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,545,500

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,545,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.16%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP NO. 624580-10-6                                         PAGE 4 OF 39 PAGES
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Miriam G. Phalen

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

           NUMBER OF                      167,811
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,545,500
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          167,811

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,713,311

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]

          8,446 shares held by Miriam G. Phalen's husband as to which shares she disclaims beneficial ownership.

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.46%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP NO. 624580-10-6                                         PAGE 5 OF 39 PAGES
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Alexander Grinberg

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

           NUMBER OF                      138,125
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,570,970
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          138,125

                                10        SHARED DISPOSITIVE POWER

                                          25,470

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,709,095

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.43%

14        TYPE OF REPORTING PERSON

          IN

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $0.01 per share (the "Movado Common Stock"), of Movado Group, Inc., a New York corporation ("Movado"). The address of Movado's principal executive offices is 125 Chubb Avenue, Lyndhurst, New Jersey 07071.

Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are Grinberg Partners L.P. ("Partners L.P."), Grinberg Group Partners ("GGP"), Miriam G. Phalen ("Ms. Phalen") and Alexander Grinberg ("Mr. A. Grinberg" and, collectively with Partners L.P., GGP and Ms. Phalen, the "Reporting Persons"). GGP is the general partner of Partners L.P. Gedalio Grinberg ("Mr. G. Grinberg"), Efraim Grinberg ("Mr. E. Grinberg"), Ms. Phalen and Mr. A. Grinberg are the partners of GGP.

         (b) The business address of Partners L.P., GGP, Ms. Phalen, Mr. A. Grinberg, Mr. G. Grinberg and Mr. E. Grinberg is 125 Chubb Avenue, Lyndhurst, New Jersey 07071.

         (c) Partners L.P. is a Delaware limited partnership formed to provide a common vehicle for members of the Grinberg family and trusts to become knowledgeable about, manage, and preserve family assets. GGP is a Delaware general partnership formed to invest in, purchase and sell real estate and securities of domestic or foreign operating companies and to act as a partner of any partnership, including Partners L.P. Ms. Phalen's principal occupation is homemaker. Mr. A. Grinberg's principal occupation is executive at Movado. Mr. G. Grinberg's principal occupation is Chief Executive Officer and Chairman of the Board of Directors of Movado. Mr. E. Grinberg's principal occupation is President of Movado.

         (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Partners L.P. and GGP are organized under the laws of Delaware. Ms. Phalen, Mr. A. Grinberg, Mr. G. Grinberg and Mr. E. Grinberg are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons utilized no funds in the acquisition of the securities of the issuer triggering the filing of this Schedule 13D. The securities were acquired by Partners L.P. as initial capital contributions from GGP, Mr. G. Grinberg, Mr. E. Grinberg, Mr. A. Grinberg and Ms. Phalen in exchange for 1%, 97.05%, .65%, .65% and .65%, respectively, of the percentage interest of Partners L.P. The securities were acquired by GGP (i) as initial capital contributions, from Mr. G. Grinberg, Mr. E. Grinberg, Mr. A. Grinberg and Ms. Phalen in exchange for 98.0645%, .64516%, .64516% and .64516%, respectively, of the percentage interest of GGP, and (ii) by becoming the general partner of Partners L.P. pursuant to an initial capital contribution to Partners L.P. of 15,500 shares of Class A common stock, par value $0.01 per share (the "Movado Class A Common Stock"), of Movado. Each of Mr. A Grinberg and Ms. Phalen acquired the securities though the acquisition of .65% of the percentage interest of Partners L.P. in exchange for an initial capital contribution of 10,000 shares of Movado Class A Common Stock, pursuant to which Mr. A. Grinberg and Ms. Phalen have the power to direct the general partner of Partners L.P. to vote the shares of Movado owned by Partners L.P. to support the nomination and appointment of any one of Ms. Phalen, Mr. A Grinberg or Ms. Sonia Grinberg to be a member of the Board of Directors of Movado. Securities previously acquired by the Reporting Persons were acquired in transactions unrelated to the current acquisition and not made with any view to acquire additional securities of the issuer.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the securities for investment purposes. None of the Reporting Persons currently have any plans or proposals, though each Reporting Person reserves the right to subsequently devise or implement such plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Each share of Movado Class A Common Stock is convertible on a one-for-one basis into Movado Common Stock. Prior to such conversion, each share of Movado Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders of Movado.

         Partners L.P.

         (a) Partners L.P. beneficially owns an aggregate of 1,545,500 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 14.16% of the issued and outstanding shares of the class of securities identified in Item 1. Such 1,545,500 shares are owned individually by Partners L.P.

         (b) Partners L.P. has shared voting power with GGP, Ms. Phalen and Mr.
A. Grinberg, and shared dispositive power with GGP, with respect to the 1,545,500 shares of Movado Class A Common Stock owned by Partners L.P.

         GGP

         (a) GGP beneficially owns 1,545,500 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 14.16% of the issued and outstanding shares of the class of securities identified in Item 1. Such 1,545,500 shares are owned by Partners L.P. of which GGP is the general partner.

         (b) GGP has shared voting power with Partners L.P., Ms. Phalen and Mr.
A. Grinberg, and shared dispositive power with Partners L.P., with respect to the 1,545,500 shares of Movado Class A Common Stock owned by Partners L.P.

         Ms. Phalen

         (a) Ms. Phalen beneficially owns 1,713,311 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 15.46% of the issued and outstanding shares of the class of securities identified in Item
1. Of the 1,713,311 shares of Movado Class A Common Stock reported as beneficially owned by Ms. Phalen, 142,342 shares are owned by Ms. Phalen individually, 1,545,500 shares are owned by Partners L.P., of which Ms. Phalen is a limited partner, and 25,469 shares are owned by trusts for the benefit of Ms. Phalen's children of which trusts Ms. Phalen is sole trustee.

         (b) Ms. Phalen has sole voting and dispositive power over the 142,342 shares of Movado Class A Common Stock owned by her individually, shared voting power with Partners L.P., GGP and Mr. A. Grinberg over the 1,545,500 shares of Movado Class A Common Stock owned by Partners L.P. and sole voting and dispositive power over the 25,469 shares of Movado Class A Common Stock owned by the trusts.

         Mr. A. Grinberg

         (a) Mr. A. Grinberg beneficially owns 1,709,095 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 15.43% of the issued and outstanding shares of the class of securities identified in
Item 1. Of the 1,709,095 shares of Movado Class A Common Stock reported as beneficially owned by Mr. A. Grinberg, 138,125 shares are owned by Mr. A. Grinberg individually, 1,545,500 shares are owned by Partners L.P., of which Mr.
A. Grinberg is a limited partner, and 25,470 shares are owned by trusts for the benefit of Mr. A. Grinberg's niece and nephew, of which trusts Mr. A. Grinberg is sole trustee.

         (b) Mr. A. Grinberg has sole voting and dispositive power over the 138,125 shares of Movado Class A Common Stock owned by him individually, shared voting power with Partners L.P., GGP and Ms. Phalen over the 1,545,500 shares of Movado Class A Common Stock owned by Partners L.P. and shared voting and dispositive power with Mark Fishman over the 25,470 shares of Movado Class A Common Stock owned by the trusts.

         Mr. G. Grinberg

         Mr. G. Grinberg beneficially owns 2,109,907 shares (representing 19.33% of the issued and outstanding shares of the class of securities identified in
Item 1) of which 5,625 are shares of Movado Common Stock owned by Mr. G. Grinberg individually and 55,752 are shares of Movado Common Stock held under Movado's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg, both of whom have shared investment and voting power as to such shares. The balance of Mr. G. Grinberg's shares are shares of Movado Class A Common Stock. Included in total number of shares of Class A Common Stock are 4,778 owned by The Grinberg Family Foundation, a not-for-profit corporation of which Mr. G. Grinberg, his wife and Mr. Leonard L. Silverstein are the directors and as to which shares these three individuals have shared investment and voting power. Also included are 1,545,500 shares of Movado Class A Common Stock owned by Partners L.P. of which GGP is the general partner. Mr. G. Grinberg, being the managing partner of GGP, has shared power to direct the voting and disposition of the shares owned by Partners L.P. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by The Grinberg Family Foundation and as to the shares held under the Company's 401(k) Plan, except to the extent of his pecuniary interest therein.

         Mr. E. Grinberg

         Mr. E. Grinberg beneficially owns 1,010,121 shares (representing 9.79% of the issued and outstanding shares of the class of securities identified in
Item 1) of which 1,875 are shares of Movado Common Stock, 120,000 are shares of Movado Common Stock which Mr. E. Grinberg has the right to acquire by the exercise of options under the issuer's Stock Incentive Plan, and 55,752 are shares of Movado Common Stock held under the Company's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg, both of whom have shared investment and voting power as to such shares. The balance of Mr. E. Grinberg's shares are shares of Movado Class A Common Stock. Included in Mr. E. Grinberg's total number of shares of Movado Class A Common Stock are: an aggregate of 281,653 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 431,468 shares of Movado Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Leonard L. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Leonard L. Silverstein with respect to the shares held by such trusts. Mr. E. Grinberg disclaims beneficial ownership as to the 477,107 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee and of the 55,752 shares held under the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

Item 6. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On August 20, 1998, GGP, Ms. Phalen, Mr. A. Grinberg, Mr. G. Grinberg and Mr. E. Grinberg entered into a limited partnership agreement (the "Partnership Agreement," a copy of which is attached hereto as exhibit 2), pursuant to which they formed Partners L.P. and collectively transferred to Partners L.P. a total of 1,545,500 shares of Movado Class A Common Stock. The Partnership Agreement provides, in the pertinent part, that (i) GGP shall be the general partner of Partners L.P. and shall have exclusive management and control of the business and affairs of the partnership and (ii) at any time when either Ms. Phalen or Mr. A. Grinberg is a limited partner of Partners L.P., then Ms. Phalen and Mr. A. Grinberg, jointly, if they shall both be limited partners, or such one of them as shall then be a limited partner, shall have the power to direct GGP to vote the shares of Movado owned by Partners L.P. to support the nomination and appointment of any one of Ms. Phalen, Mr. A. Grinberg or Ms. Sonia Grinberg to be a member of the board of directors of Movado.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement of the Reporting Persons, dated August 31, 1998.

         Exhibit 2. Limited Partnership Agreement, dated August 20, 1998, by and among the Reporting Persons, Mr. G. Grinberg and Mr. E. Grinberg.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Date: August 31, 1998

                                              GRINBERG PARTNERS L.P.,

                                              By: GRINBERG GROUP PARTNERS,
                                                    its General Partner

                                              By: /s/ Gedalio Grinberg
                                              ------------------------
                                              Name:  Gedalio Grinberg
                                              Title: Managing Partner


                                              GRINBERG GROUP PARTNERS

                                              By: /s/ Gedalio Grinberg
                                              ------------------------
                                              Name:  Gedalio Grinberg
                                              Title: Managing Partner


                                              /s/ Miriam G. Phalen
                                              --------------------
                                              Miriam G. Phalen


                                              /s/ Alexander Grinberg
                                              ----------------------
                                              Alexander Grinberg